Exhibit 99.1

$500,000,000

NEW GOLD INC.

6.250% Senior Notes due 2022

Purchase Agreement

November 8, 2012

J.P. Morgan Securities LLC
  As Representative of the
  several Initial Purchasers listed
  in Schedule 1 hereto

c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Ladies and Gentlemen:

           New Gold Inc., a corporation incorporated under the laws of British Columbia (the “Company”), proposes to issue and sell to the several initial purchasers listed in Schedule 1 hereto (the “Initial Purchasers”), for whom you are acting as representative (the “Representative”), $500,000,000 principal amount of its 6.250% Senior Notes due 2022 (the “Securities”).  The Securities will be issued pursuant to an Indenture to be dated as of November 14, 2012 (the “Indenture”) among the Company, the guarantors listed in Schedule 2 hereto (the “Guarantors”) and Computershare Trust Company, N.A., as trustee (the “Trustee”), and will be fully and unconditionally guaranteed on an unsecured senior basis, jointly and severally, by each of the Guarantors (the “Guarantees”).

           The Securities will be sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption therefrom.  The Company and the Guarantors have prepared a preliminary offering memorandum dated November 8, 2012 (the “Preliminary Offering Memorandum”) and will prepare an offering memorandum dated the date hereof (the “Offering Memorandum”) setting forth information concerning the Company, the Guarantors, the Securities and the Guarantees.  Copies of the Preliminary Offering Memorandum have been, and copies of the Offering Memorandum will be, delivered by the Company to the Initial Purchasers pursuant to the terms of this purchase agreement (the “Agreement”).  The Company hereby confirms that it has authorized the use of the Preliminary Offering Memorandum, the other Time of Sale Information (as defined below) and the Offering Memorandum in connection with the offering and resale of the

Securities by the Initial Purchasers in the manner contemplated by this Agreement.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Preliminary Offering Memorandum.  References herein to the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum shall be deemed to refer to and include the preliminary Canadian offering memorandum dated November 8, 2012 (the “Preliminary Canadian Offering Memorandum”) and the Canadian offering memorandum dated the date hereof (the “Final Canadian Offering Memorandum”), as applicable.

           At or prior to the time when sales of the Securities were first made (the “Time of Sale”), the following information shall have been prepared (collectively, the “Time of Sale Information”): the Preliminary Offering Memorandum, as supplemented and amended by the written communications listed on Annex A hereto.

                      The Company and Guarantors hereby confirm their agreement with the several Initial Purchasers concerning the purchase and resale of the Securities, as follows:

           1.           Purchase and Resale of the Securities.

           (a)           The Company agrees to issue and sell the Securities to the several Initial Purchasers as provided in this Agreement, and each Initial Purchaser, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Initial Purchaser’s name in Schedule 1 hereto at a price equal to 98.2675% of the principal amount thereof plus accrued interest, if any, from November 14, 2012 to the Closing Date.  The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

           (b)           The Company understands that the Initial Purchasers intend to offer the Securities for resale on the terms set forth in the Time of Sale Information, including, without limitation, on a private placement basis in each of Alberta, Manitoba, Ontario, Quebec and British Columbia (the “Canadian Jurisdictions”).  Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

           (i)           it is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act (a “QIB”) and an accredited investor within the meaning of Rule 501(a) of Regulation D under the Securities Act (“Regulation D”);

           (ii)           it is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”), was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in Section 1.1 of NI 45-106 and is purchasing the Securities as principal or is deemed to be purchasing the Securities as principal pursuant to NI 45-106;

           (ii)           it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act; and

           (iii)           it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities as part of their initial offering except:

           (A)           within the United States to persons whom it reasonably believes to be QIBs in transactions pursuant to Rule 144A under the Securities Act (“Rule 144A”) and in connection with each such sale, it has taken or will take reasonable steps to ensure that the purchaser of the Securities is aware that such sale is being made in reliance on Rule 144A; or

           (B)           in accordance with the restrictions set forth in Annex C hereto.

           (c)           Each Initial Purchaser acknowledges and agrees that the Company and, for purposes of the “no registration” opinions to be delivered to the Initial Purchasers pursuant to Sections 6(f) and 6(i), counsel for the Company and counsel for the Initial Purchasers, respectively, may rely upon the accuracy of the representations and warranties of the Initial Purchasers, and compliance by the Initial Purchasers with their agreements, contained in paragraph (b) above (including Annex C hereto), and each Initial Purchaser hereby consents to such reliance.

           (d)           The Company acknowledges and agrees that the Initial Purchasers may offer and sell Securities to or through any affiliate of an Initial Purchaser and that any such affiliate may offer and sell Securities purchased by it to or through any Initial Purchaser.

           (e)           The Company and the Guarantors acknowledge and agree that the Initial Purchasers are acting solely in the capacity of an arm's length contractual counterparty to the Company and the Guarantors with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company, the Guarantors or any other person.  Additionally, neither the Representative nor any other Initial Purchaser is advising the Company, the Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  The Company and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and neither the Representative nor any other Initial Purchaser shall have any responsibility or liability to the Company or the Guarantors with respect thereto. Any review by the Representative or any Initial Purchaser of the Company, the Guarantors, and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Representative or such Initial Purchaser, as the case may be, and shall not be on behalf of the Company, the Guarantors or any other person.

           2.           Payment and Delivery.

           (a)           Payment for and delivery of the Securities will be made at the offices of Simpson Thacher & Bartlett LLP at 10:00 A.M., New York City time, on November 14, 2012, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representative and the Company may agree upon in writing.  The time and date of such payment and delivery is referred to herein as the “Closing Date”.

           (b)           Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company (“DTC”), for the account of the Initial Purchasers, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company.  A copy of the Global Note will be made available for inspection by the Representative not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

           3.           Representations and Warranties of the Company and the Guarantors.  The Company and the Guarantors jointly and severally represent and warrant to each Initial Purchaser that:

(a)           Preliminary Offering Memorandum, Time of Sale Information and Offering Memorandum.  The Preliminary Offering Memorandum, as of its date, did not, the Time of Sale Information, at the Time of Sale, did not, and at the Closing Date, will not, and the Offering Memorandum, in the form first used by the Initial Purchasers to confirm sales of the Securities and as of the Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company and the Guarantors make no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, which information the parties agree is limited to the Initial Purchasers’ Information as defined in Section 7(b).  The Preliminary Canadian Offering Memorandum, as of its date, did not, and the Final Canadian Offering Memorandum, in the form first used by the Initial Purchasers to confirm sales of the Securities and as of the Closing Date, will not, contain a “misrepresentation” as defined under applicable Canadian Securities Laws (as defined below); provided that the Company and the Guarantors make no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for inclusion in the Preliminary Canadian Offering Memorandum or the Final Canadian Offering Memorandum. As used in this Agreement, the term “Canadian Securities Laws” shall mean all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, each of the Canadian Jurisdictions, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

(b)           Additional Written Communications.   The Company and the Guarantors (including their agents and representatives, other than the Initial Purchasers in their capacity as such) have not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy the Securities (including, without limitation, any offer or solicitation constituting an “offering memorandum” within the meaning of the Canadian Securities Laws) (each such communication by the Company and the Guarantors or their agents and representatives (other than a communication referred to in clauses (i), (ii) and (iii) below) an “Issuer Written Communication”) other than (i) the Preliminary Offering Memorandum, (ii) the Offering Memorandum, (iii) the documents listed on Annex A hereto, including a term sheet substantially in the form of Annex B hereto, which constitute part of the Time of Sale Information, and (iv) any electronic road show or other written communications, in each case used in accordance with Section 4(c).  Each such Issuer Written Communication, when taken together with the Time of Sale Information at the Time of Sale, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company and the Guarantors make no representation and warranty with respect to Initial Purchasers’ Information included in each such Issuer Written Communication.

(c)           Financial Statements.  The financial statements and the related notes thereto included in each of the Time of Sale Information and the Offering Memorandum present fairly in all material respects the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby; the other financial information included in each of the Time of Sale Information and the Offering Memorandum has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby and the financial information included in each of the Time of Sale Information and the Offering Memorandum presented under Canadian generally accepted accounting principles (“Canadian GAAP”) has been derived from financial statements of the Company prepared in conformity with Canadian GAAP applied on a consistent basis throughout the periods covered thereby; and the Company would not be required to include any pro forma financial information in an offering registered under the Securities Act.

(d)           No Material Adverse Change.  Since the date of the most recent financial statements of the Company included in each of the Time of Sale Information and the Offering Memorandum (i) there has not been any reduction in the share capital or increase in the long-term debt of the Company and its subsidiaries (other than the El Morro Project funding loan and accretion of principal in connection with the Company's 7.00% Senior Notes due 2020 and its 5% convertible debentures due 2014), or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of shares, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, rights, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in each of the Time of Sale Information and the Offering Memorandum.

(e)           Organization and Good Standing.  The Company and each of its subsidiaries have been duly incorporated or organized and are validly existing and, to the extent applicable, in good standing under the laws of their respective jurisdictions of incorporation or organization, are duly qualified to do business and, to the extent applicable, are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own, hold, lease or operate their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, rights, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company and the Guarantors of their obligations under this Agreement, the Securities, and the Guarantees (a “Material Adverse Effect”).  The Company does not own or control, directly or indirectly, any corporation, association, partnership, trust or other entity other than the subsidiaries listed in Schedule 3 to this Agreement.

(f)           Capitalization.  The Company had the capitalization as of September 30, 2012 as set forth in each of the Time of Sale Information and the Offering Memorandum under the “Actual” column under the heading “Capitalization”; and all the outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights, and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party (collectively, “Liens”), except for Liens securing obligations in connection with the Carried Funding Loan Agreement dated as of March 12, 2009, among Datawave Sciences Inc., Inversiones El Morro Limitada, Sociedad Contractual Minera El Morro and Xstrata Copper Chile S.A., as amended (the “Carried Funding Loan Agreement”) and Liens securing obligations in connection with the Credit Agreement, dated as of December 14, 2010, among the Company, the Guarantors and the lenders and agents parties thereto (the “Credit Agreement”) governing the Company’s $150 million revolving credit facility and obligations (the “Hedging Obligations”) in connection with the Hedging Agreements between the Company or any of its subsidiaries and the lenders under the Credit Agreement or their respective affiliates (the borrowings and other credit extended under the Credit Agreement, together with the indebtedness under the Carried Funding Loan Agreement and the Hedging Obligations, the “Existing Indebtedness”). Except as disclosed in the Time of Sale Information and the Offering Memorandum and other than pursuant to the Company’s equity plans, there are no outstanding options, warrants or other rights to acquire or purchase, or instruments convertible into or exchangeable for, any equity interests of the Company or any of its subsidiaries.

(g)           Due Authorization.  The Company and each of the Guarantors have full right, power and authority to execute and deliver this Agreement, the Securities and the Indenture (including, with respect to the Guarantors, each Guarantee set forth therein) (collectively, the “Transaction Documents”) and to perform their respective obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(h)           The Indenture.  The Indenture has been duly authorized by the Company and each of the Guarantors and on the Closing Date will be duly executed and delivered by the Company and each of the Guarantors and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company and each of the Guarantors enforceable against the Company and each of the Guarantors in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability (collectively, the "Enforceability Exceptions”); on the Closing Date, the Indenture will comply with the laws of British Columbia, and no registration, filing or recording of the Indenture under such laws is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder.

(i)           The Securities and the Guarantees.  The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and the Guarantees have been duly authorized by each of the Guarantors and, when the Securities have been duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.  The Securities, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will comply with the provisions of the Business Corporations Act (British Columbia) relating thereto.

(j)           Purchase Agreement. This Agreement has been duly authorized, executed and delivered by the Company and each of the Guarantors.  No registration, filing or recording of the Purchase Agreement under the laws of British Columbia is necessary in order to preserve or protect the validity or enforceability of the Purchase Agreement.

(k)           Descriptions of the Transaction Documents and Disclosure of Interest Rates.  Each Transaction Document conforms in all material respects to the description thereof contained in each of the Time of Sale Information and the Offering Memorandum.  The Securities, the Guarantees and the Indenture comply with the interest rate disclosure requirements of the Interest Act (Canada).

(l)           No Violation or Default.  Neither the Company nor any of its subsidiaries is (i) in violation of its notice of articles, articles, charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, hypothec, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(m)           No Conflicts.  The execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities (including the Guarantees) and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to, any indenture, hypothec, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the notice of articles, articles, charter or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, (A) in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect and (B) in the case of clause (iii) above, the anti-fraud provisions of each of the Securities Act and the rules and regulations thereunder and Canadian Securities Law.  Except as disclosed in the Time of Sale Information and the Offering Memorandum, under current laws and regulations of Canada and any political subdivision thereof, all interest, principal, premium, if any, and other payments due or made on the Securities may be paid by the Company to the holder thereof in U.S. dollars.

(n)           No Consents Required.  Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, no consent, approval, authorization, order, filing, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities (including the Guarantees) and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications as may be required (i) under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers; (ii) the filing of a report of exempt distribution under NI 45-106 with payment of applicable filing fees to, and if applicable, delivery of the Final Canadian Offering Memorandum with (as applicable), the securities regulatory authority in each jurisdiction of Canada in which sales of the Securities are made and such delivery is required; and (iii) such other consents, approvals, authorizations, orders and registrations or qualifications the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect.

(o)           Stamp Taxes.  There are no stamp duties, fees, registration or documentary taxes, duties, or other similar charges payable (either by direct assessment or withholding) under Canadian or U.S. federal law or the laws of any province or any political subdivision of Canada in connection with: (i) the execution and delivery of the Transaction Documents; (ii) the enforcement or admissibility in evidence of the

Transaction Documents; (iii) the creation, issuance, sale and delivery to the Initial Purchasers of the Securities and the Guarantees or (iv) the resale of any Securities and Guarantees by an Initial Purchaser to U.S. residents.

(p)           Transfer Taxes.  There are no transfer taxes or similar fees or charges under Canadian or U.S. federal law or the laws of any province or any political subdivision of Canada, required to be paid in connection with the execution, delivery and performance of the Transaction Documents, the creation, issuance, sale and delivery to the Initial Purchasers of the Securities and the Guarantees or the resale of any Securities and Guarantees by an Initial Purchaser to U.S. residents.

(q)           No Withholding Tax. Subject to the conditions and qualifications set out in the Preliminary Offering Memorandum under the heading “Certain Canadian federal income tax considerations”, all interest, principal, premium, if any, additional amounts, if any, and other payments to be made by the Company or the Guarantors under the Transaction Documents, will not, as of the Closing Date, be subject to withholding, duties, levies, charges or other deductions under the Income Tax Act (Canada) or under the laws and regulations of Ontario or British Columbia.

(r)           Legal Proceedings.  Except as described in each of the Time of Sale Information and the Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending or, to the knowledge of the Company and the Guarantors, threatened, to which the Company or any of its subsidiaries is a party or to which any property, right or asset of the Company or any of its subsidiaries is subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such Actions are threatened or, to the best knowledge of the Company and each of the Guarantors, contemplated by any governmental or regulatory authority or by others.

(s)           Independent Accountants.  Deloitte & Touche LLP, who have certified certain financial statements of the Company and its subsidiaries, are (i) independent public accountants with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the U.S. Securities and Exchange Commission (the “Commission”) and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act and (ii) are independent with respect to the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and Canadian Securities Laws.  There has not been any “reportable event” (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”)) between the Company and its current and previous auditors.  There has never been any reportable disagreement (within the meaning of NI 51-102) with the Company’s current or previous auditors.

(t)           Mineral Information.  The information set forth in the Time of Sale Information and the Offering Memorandum relating to the estimates by the Company of the mineral reserves and resources (collectively, the “Mineral Report”) at the Company’s properties has been reviewed and verified by the Company or by qualified persons that are independent of the Company where required by National Instrument 43-101 – Standards of Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) as disclosed in the Time of Sale Information and the Offering Memorandum and has been prepared in accordance with Canadian industry standards set forth in NI 43- 101.  The method of estimating such mineral reserves and resources has been verified by mining experts using accepted guidelines and practices and the information upon which the estimates of reserves and resources was based at the time of delivery thereof, was, to the knowledge of the Company and the Guarantors, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Time of Sale Information and the Offering Memorandum.  The Company has duly filed with the applicable Canadian securities commissions in compliance with applicable Canadian Securities Laws all technical reports required to be filed under NI 43-101 to be filed and all such reports comply with the requirements thereof; prior to the issuance of such technical reports, the Company made available all information requested by the authors of such reports and such information did not contain any misrepresentation at its date.

(u)           Independent Consultants.  To the best knowledge of the Company and each of the Guarantors, each of (i) Roscoe Postle Associates, Inc. (f/k/a/ Scott Wilson Roscoe Postle Associates, Inc.) and its employees who served as “qualified persons” as defined by NI 43-101 (any such person, a “Qualified Person”) with respect to the Company’s Mesquite Mine, Cerro San Pedro Mine, New Afton Mine and El Morro Project and (ii) GeoSim Services Inc., Independent Mining Consultants Inc., Knight Piésold Ltd., AMEC Americas Limited and, in each case, their employees who served as a Qualified Person with respect to the Company’s Blackwater Project, are independent within the meaning of NI 43-101.

(v)           Real and Personal Property.  The Company and its subsidiaries are the legal and beneficial owners of and have good, valid and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property including all interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other property interests or rights or similar rights (“Mining Claims”) and all licenses, sub-licenses, certificates, permits, claims and instruments that are material to the respective businesses of the Company and its subsidiaries as currently conducted, in each case free and clear of all liens, encumbrances, charges, claims, defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or (iii) secure the Existing Indebtedness.  There are no expropriations or similar proceedings or any challenges to title or ownership, actual or threatened, of which the Company or its subsidiaries has received notice against the Mining Claims or any part thereof and, to the best knowledge of the Company and each of the Guarantors, no such expropriations, proceedings or challenges are contemplated. Except as may be required by law, there are no restrictions on the ability of the Company or any of its subsidiaries to use, transfer or otherwise exploit any of their respective personal or real property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, neither the Company nor its subsidiaries have granted any other person any right to acquire the Mining Claims or any portion of the Mining Claims other than as described in the Time of Sale Information and the Offering Memorandum. Except as set forth in the Time of Sale Information and the Offering Memorandum, neither the Company nor any of its subsidiaries has any responsibility or obligation to pay any commission, royalty or similar payment, whether registered or unregistered, to any person with respect to its property rights relating to the material assets of the Company and its subsidiaries.

(w)           Intellectual Property.  (i) The Company and its subsidiaries own or have the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property (collectively, “Intellectual Property”) necessary to conduct their respective businesses; (ii) the Company and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; and (iii) the Company and its subsidiaries have not received any written notice of any claim relating to Intellectual Property, except, in the case of each of (i), (ii) and (iii), as would not have a Material Adverse Effect.

(x)           No Undisclosed Relationships.    No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders or other affiliates of the Company or any of its subsidiaries, on the other, that would be required by the Securities Act to be described in a registration statement to be filed by the Company with the Commission and that is not so described in each of the Time of Sale Information and the Offering Memorandum.

(y)           Investment Company Act.  Neither the Company nor any of the Guarantors is, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in each of the Time of Sale Information and the Offering Memorandum none of them will be, required to be registered as an investment company within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(z)           Taxes.  The Company and its subsidiaries have timely paid all federal, state, national, provincial, municipal, local and foreign taxes and other assessments of a similar nature required to be paid whether imposed directly or through withholding (including any interest, additions to tax or penalties) and have timely filed all tax returns required to be filed in any jurisdiction through the date hereof, except for any such failure to pay or file as would not have a Material Adverse Effect; and except as otherwise disclosed in each of the Time of Sale Information and the Offering Memorandum, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets that would have a Material Adverse Effect.

(aa)           Licenses and Permits.  The Company and its subsidiaries are the registered owners of and possess, in good standing without default, all licenses, sub-licenses, certificates, rights (including, without limitation, surface rights, access rights and water rights), permits, concessions, instruments and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Time of Sale Information and the Offering Memorandum, except, with respect to the El Morro Project, as described in each of the Time of Sale Information and the Offering Memorandum and where the failure to possess, maintain in good standing, or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in each of the Time of Sale Information and the Offering Memorandum, neither the Company nor any of its subsidiaries has received notice of any revocation, cancellation or modification of or intention to revoke, cancel or modify any such license, sub-license, certificate, permit, concession, instrument or other authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except as would not have a Material Adverse Effect.

(bb)           No Labor Disputes.  No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company and each of the Guarantors, is contemplated or threatened and neither the Company nor any Guarantor is aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s or any of the Company’s subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party.

(cc)           Compliance With Environmental Laws. Except as described in the Time of Sale Information and the Offering Memorandum, (i) The Company and its subsidiaries (x) are in compliance with any and all applicable federal, provincial, state, municipal, local and foreign laws, rules, regulations, ordinances, codes, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Information and the Offering Memorandum, (x) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $2,000,000 or more will be imposed, (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries, and (z) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(dd)           Compliance With ERISA.  (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)(“Benefit Plan”), maintained, administered or contributed to by the Company or Western Mesquite Mines, Inc. for current or former employees or directors of, or independent contractors with respect to, the Company (each, a “Company Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code;  (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) no Company Plan nor any other Benefit Plan maintained, administered or contributed to by a member of the Company’s “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) or with respect to which any member of the Company’s Controlled Group would have any liability (“ERISA Affiliate Plan”), in each case that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such plan; (iv) no Company Plan nor ERISA Affiliate Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA) or “endangered status” or “critical status” (within the meaning of Section 305 of ERISA); (v) the fair market value of the assets of each Company Plan and ERISA Affiliate Plan exceeds the present value of all benefits accrued under such plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA) with respect to any Company Plan or ERISA Affiliate Plan has occurred or is reasonably expected to occur; (vii) each Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification and (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to a Company Plan or ERISA Affiliate Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Company Plan or ERISA Affiliate Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA), except in each case with respect to the events or conditions set forth in (i) through (viii) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.

(ee)            United States Disclosure Controls.  The Company maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company has carried out an evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(ff)            United States Accounting Controls.  The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company and its subsidiaries maintain internal accounting controls that the Company believes are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as disclosed in each of the Time of Sale Information and the Offering Memorandum, there are no material weaknesses or significant deficiencies in such internal controls.

(gg)            Canadian Accounting and Disclosure Controls.  The Company maintains a system of internal disclosure controls and procedures applicable to financial reporting that complies with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators, designed by the Company's Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (including, for greater certainty, IFRS following December 31, 2011).  The Company is not aware of any material weaknesses in such internal control over financial reporting.  The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the Company under applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under such laws and that information required to be disclosed by the Company under such laws is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(hh)            Insurance.  The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses customary for a mining company of its size; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(ii)            No Unlawful Payments.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company and each of the Guarantors, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar such law or regulation effective under Canadian law or any other law, rule or regulation of similar purpose and scope; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(jj)            Compliance with Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company or any of the Guarantors, threatened.

(kk)            Compliance with OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company or any of the Guarantors, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ll)           Solvency.  On and immediately after the Closing Date, the Company (after giving effect to the issuance of the Securities and the other transactions related thereto as described in each of the Time of Sale Information and the Offering Memorandum) will be Solvent.  As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date (i) the present fair market value (or present fair saleable value) of the assets of the Company is not less than the total amount required to pay the liabilities of the Company on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) the Company is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) assuming consummation of the issuance of the Securities as contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, the Company is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature; (iv) the Company is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which the Company is engaged; and (v) the Company is not a defendant in any civil action that could reasonably be expected to result in a judgment that the Company is or would become unable to satisfy.

(mm)           No Restrictions on Subsidiaries.  Except as provided in the Credit Agreement, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s share capital or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any parent entity of such subsidiary.

(nn)           No Broker's Fees.  Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Initial Purchaser for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Securities.

(oo)            Rule 144A Eligibility.  On the Closing Date, the Securities will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in an automated inter-dealer quotation system; and each of the Preliminary Offering Memorandum and the Offering Memorandum, as of its respective date, contains or will contain all the information that, if requested by a prospective purchaser of the Securities, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the Securities Act.

(pp)            No Integration.  Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act or the qualification of the Securities by the filing of a prospectus under Canadian Securities Laws applicable in any Canadian Jurisdiction.

(rr)            No General Solicitation or Directed Selling Efforts.  None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act, (ii) engaged in any directed selling efforts within the meaning of Regulation S under the Securities Act (“Regulation S”), and all such persons have complied with the offering restrictions requirement of Regulation S or (iii) directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the distribution of the Securities in any of the Canadian Jurisdictions to be qualified by a prospectus or otherwise under Canadian Securities Laws applicable in such province.

(ss)            Securities Law Exemptions.  Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Securities to the Initial Purchasers and the offer, resale and delivery of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, to register the Securities under the Securities Act or to qualify the Securities by prospectus or otherwise under the Canadian Securities Laws applicable in any Canadian Jurisdiction or to qualify the Indenture under the Trust Indenture Act of 1939 or to comply with the trust indenture provisions of the Business Corporations Act (British Columbia).

(tt)            No Stabilization.  Neither the Company nor any of the Guarantors has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(uu)            Margin Rules.  Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in each of the Time of Sale Information and the Offering Memorandum will violate Regulation T, U or X of the

Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(vv)            Forward-Looking Statements.  No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or as defined under the Canadian Securities Laws, as applicable) included in any of the Time of Sale Information or the Offering Memorandum has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ww)            Industry Statistical and Market Data.  Nothing has come to the attention of the Company, having made no investigation or inquiry, that has caused the Company to believe that the industry statistical and market-related data included in each of the Time of Sale Information and the Offering Memorandum is not based on or derived from sources that are reliable and accurate in all material respects.

(xx)            Canadian Reporting Issuer.  The Company is a “reporting issuer” (or equivalent) in all of the provinces and territories in Canada under Canadian Securities Laws, has filed pursuant to such laws all documents required to be filed by it and is either listed on the list of reporting issuers as not being in default or not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each such Canadian jurisdictions, as the case may be.

(yy)            Power to Submit.  Pursuant to this Agreement and each other Transaction Document governed by New York law, the Company and each Guarantor has, or at the Closing Date will have, validly and irrevocably submitted to the jurisdiction of any federal or state court in the State of New York with respect to this Agreement and such Transaction Documents; and the Company and each Guarantor has the power to designate, appoint and empower, and pursuant to this Agreement and each other Transaction Document governed by New York law has, or at the Closing Date will have, validly and irrevocably designated, appointed and empowered, an agent for service of process in any suit or proceeding based on or arising under this Agreement and each such Transaction Document in any federal or state court in the State of New York, as provided herein and in such Transaction Documents.

4.           Further Agreements of the Company and the Guarantors.  The Company and each of the Guarantors jointly and severally covenant and agree with each Initial Purchaser that:

(a)            Delivery of Copies.  The Company will deliver, without charge, to the Initial Purchasers as many copies of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including all amendments and supplements thereto) as the Representative may reasonably request.

(b)           Offering Memorandum, Amendments or Supplements.  Before finalizing the Offering Memorandum or making or distributing any amendment or supplement to any of the Time of Sale Information or the Offering Memorandum, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of the proposed Offering Memorandum or such amendment or supplement for review, and will not distribute any such proposed Offering Memorandum, amendment or supplement to which the Representative reasonably objects.

(c)           Additional Written Communications.  Before making, preparing, using, authorizing, approving or referring to any Issuer Written Communication, the Company and the Guarantors will furnish to the Representative and counsel for the Initial Purchasers a copy of such written communication for review and will not make, prepare, use, authorize, approve or refer to any such written communication to which the Representative reasonably objects.

(d)           Notice to the Representative.  The Company will advise the Representative promptly, and confirm such advice in writing, (i) of the issuance by any governmental or regulatory authority of any order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or the initiation or threatening of any proceeding for that purpose; (ii) of the occurrence of any event at any time prior to the completion of the initial offering of the Securities as a result of which any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when such Time of Sale Information, Issuer Written Communication or the Offering Memorandum is delivered to a purchaser, not misleading; and (iii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)           Time of Sale Information.  If at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement any of the Time of Sale Information to comply with law (including, without limitation, Canadian Securities Laws), the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to any of the Time of Sale Information as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading or so that any of the Time of

Sale Information will comply with law (including, without limitation, Canadian Securities Laws).

(f)           Ongoing Compliance of the Offering Memorandum.  If at any time prior to the completion of the initial offering of the Securities (i) any event shall occur or condition shall exist as a result of which the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Memorandum to comply with law (including, without limitation, Canadian Securities Laws), the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to the Offering Memorandum as may be necessary so that the statements in the Offering Memorandum as so amended or supplemented will not, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, be misleading or so that the Offering Memorandum will comply with law (including, without limitation, Canadian Securities Laws).

(g)           Blue Sky Compliance.  The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representative shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that neither the Company nor any of the Guarantors shall be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h)           Clear Market.  During the period from the date hereof through and including the date that is 90 days after the date hereof, the Company and each of the Guarantors will not, without the prior written consent of the Representative, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company or any of the Guarantors and having a tenor of more than one year.This provision shall not restrict the Company’s ability to redeem, force conversion of, purchase or otherwise acquire any debt securities.

(i)           Use of Proceeds.  The Company will apply the net proceeds from the sale of the Securities as described in each of the Time of Sale Information and the Offering Memorandum under the heading "Use of proceeds".

(j)           Supplying Information.  While the Securities remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company and each of the Guarantors will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, furnish to holders of the Securities and prospective purchasers of the Securities designated by such holders, upon the request of such holders or such prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(k)           DTC.   The Company will assist the Initial Purchasers in arranging for the Securities to be eligible for clearance and settlement through DTC.

(l)           No Resales by the Company.  The Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Securities that have been acquired by any of them, except for Securities purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act.

(m)           No Integration.  Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act or the qualification of the Securities by the filing of a prospectus or otherwise under Canadian Securities Laws.

(n)           No General Solicitation or Directed Selling Efforts.  None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will (i) solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engage in any directed selling efforts within the meaning of Regulation S, and all such persons will comply with the offering restrictions requirement of Regulation S.

(o)           No Stabilization.  Neither the Company nor any of the Guarantors will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(p)           Reporting Requirements.  After the Closing Date, the Company will file or furnish all documents required to be filed or furnished to Canadian securities regulatory authorities in accordance with applicable Canadian Securities Laws, including, without limitation, any Form 45-106F1 or Form 45-106F6 prescribed by NI 45-106, as applicable.

           5.           Certain Agreements of the Initial Purchasers.

(a)           Each Initial Purchaser hereby represents and agrees that it has not and will not, use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (i) the Preliminary Offering Memorandum and the Offering Memorandum, (ii) any written communication that contains either (a) no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) or (b) “issuer information” that was included (including through incorporation by reference) in the Time of Sale Information or the Offering Memorandum, (iii) any written communication listed on Annex A or prepared pursuant to Section 4(c) above (including any electronic road show), (iv) any written communication prepared by such Initial Purchaser and approved by the Company in advance in writing or (v) any written communication relating to or that contains the preliminary or final terms of the Securities and/or other information that was included (including through incorporation by reference) in the Time of Sale Information or the Offering Memorandum.

           (b)           Each Initial Purchaser agrees that it will use commercially reasonable efforts to cooperate with the Company with respect to the Company’s obligations under Section 4(p) hereof by providing the names and addresses of the purchasers of the Notes as soon as reasonably practicable after the Closing Date.

           6.           Conditions of Initial Purchasers’ Obligations.  The obligation of each Initial Purchaser to purchase Securities on the Closing Date as provided herein is subject to the performance by the Company and each of the Guarantors of their respective covenants and other obligations hereunder and to the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company and the Guarantors contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company, the Guarantors and their respective officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(b)           No Downgrade.  Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred shares issued or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization”, as such term is defined under Section 3(a)(62) under the Exchange Act; and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred shares issued or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

(c)           No Material Adverse Change.  No event or condition of a type described in Section 3(d) hereof shall have occurred or shall exist, which event or condition is not described in each of the Time of Sale Information (excluding any amendment or supplement thereto) and the Offering Memorandum (excluding any amendment or supplement thereto) the effect of which in the judgment of the Representative makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

(d)           Officer's Certificate.  The Representative shall have received on and as of the Closing Date a certificate of an executive officer of the Company and of each

Guarantor who has specific knowledge of the Company’s or such Guarantor’s financial matters and is satisfactory to the Representative (i) confirming that such officer has carefully reviewed the Time of Sale Information and the Offering Memorandum and, to the best knowledge of such officer, the representations set forth in Sections 3(a) and 3(b) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company and the Guarantors in this Agreement are true and correct and that the Company and the Guarantors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (b) and (c) above.

(e)           Comfort Letters and CFO Certificate.  (i)  On the date of this Agreement and on the Closing Date, Deloitte & Touche shall have furnished to the Representative, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Time of Sale Information and the Offering Memorandum; provided that the letter delivered on the Closing Date shall use a "cut-off" date no more than three business days prior to the Closing Date.

(ii)           the Company shall have furnished to the Representative a certificate, dated the Closing Date and addressed to the Initial Purchasers, of its chief financial officer with respect to certain financial data contained in the Time of Sale Information and the Offering Memorandum, providing “management comfort” with respect to such information, in form and substance reasonably satisfactory to the Representative.

(f)           Opinion and 10b-5 Statement of U.S. Counsel for the Company.  Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex D hereto.

(g)           Opinion of Canadian Counsel. Cassels Brock & Blackwell LLP, Canadian counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex E hereto.

(h)           Opinions of Local Counsel. (i) Lawson Lundell LLP, counsel for the Company and Peak Gold Ltd. (the “British Columbia Guarantor”) in British Columbia, shall have furnished to the Representative, at the request of the Company, its written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex F hereto, (ii) Corrs, Chambers, Westgarth, counsel for Peak Gold Mines Pty Ltd (the “Australian Guarantor”) in Australia, shall have furnished to the Representative, at the request of the

Company, its written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex G hereto, (iii) Von Wobeser y Sierra, counsel for Minera San Xavier S.A. de C.V. (the “Mexican Guarantor”) in Mexico, shall have furnished to the Representative, at the request of the Company, its written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex H hereto, and (iv) Gresham Savage Nolan & Tilden, counsel for Western Mesquite Mines, Inc. (the “Nevada Guarantor”) in Nevada, shall have furnished to the Representative, at the request of the Company, its written opinion, dated the Closing Date and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex I hereto.

(i)           Opinion and 10b-5 Statement of U.S. Counsel for the Initial Purchasers.  The Representative shall have received on and as of the Closing Date an opinion and 10b-5 statement, addressed to the Initial Purchasers, of Simpson Thacher & Bartlett LLP, U.S. counsel for the Initial Purchasers, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(j)           Opinion of Canadian Counsel for the Initial Purchasers.  The Representative shall have received on and as of the Closing Date an opinion, addressed to the Initial Purchasers, of Osler, Hoskin, & Harcourt LLP, Canadian counsel for the Initial Purchasers, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(k)           No Legal Impediment to Issuance.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state, provincial, municipal or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees; and no injunction or order of any federal, state, provincial, municipal or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees.

(l)           Good Standing.  The Representative shall have received on and as of the Closing Date satisfactory evidence of the good standing (or similar status) of the Company, each Guarantor and each subsidiary of the Company that is a parent of a Guarantor in their respective jurisdictions of incorporation or organization, as the case may be, and their good standing (or similar status) in such other jurisdictions as the Representative may reasonably request, in each case in writing or any standard form of telecommunication, from the appropriate governmental authorities of such jurisdictions.

(m)           DTC. The Securities shall be eligible for clearance and settlement through DTC.

(n)           Indenture and Securities.  The Indenture shall have been duly executed and delivered by a duly authorized officer of the Company, each of the Guarantors and the Trustee, and the Securities shall have been duly executed and delivered by a duly authorized officer of the Company and duly authenticated by the Trustee.

(o)           Credit Agreement Amendment.  The Company and the Guarantors shall have entered into an amendment to the Credit Agreement, or obtained a binding waiver under the terms of the Credit Agreement, to permit the execution, delivery and performance by the Company and each of the Guarantors of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities (including the Guarantees) and compliance by the Company and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents.

(p)           Additional Documents.  On or prior to the Closing Date, the Company and the Guarantors shall have furnished to the Representative such further certificates and documents as the Representative may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchasers.

           7.           Indemnification and Contribution.

(a)           Indemnification of the Initial Purchasers.  The Company and each of the Guarantors jointly and severally agree to indemnify and hold harmless each Initial Purchaser, its affiliates, directors and officers and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use therein, it being understood and agreed that the only information furnished by an Initial Purchaser consists of the Initial Purchasers’ Information.

(b)           Indemnification of the Company and the Guarantors.  Each Initial Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company, each of the Guarantors, each of their respective directors and officers and each person, if any, who controls the Company or any of the Guarantors within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto), it being understood and agreed that the only such information consists of the following:  the fourth and fifth sentences of the tenth paragraph and the twelfth paragraph of the “Plan of distribution” section of the Preliminary Offering Memorandum and the Offering Memorandum (such information collectively, the “Initial Purchasers’ Information”).

(c)           Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred.  Any such separate firm for any Initial Purchaser, its affiliates, directors and officers and any control persons of such Initial Purchaser shall be designated in writing by J.P. Morgan Securities LLC and any such separate firm for the Company, the Guarantors, their respective directors and officers and any control persons of the Company and the Guarantors shall be designated in writing by the Company.  The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)           Contribution.  If the indemnification provided for in paragraph (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantors on the one hand and the Initial Purchasers on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Guarantors on the one hand and the Initial Purchasers on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Guarantors on the one hand and the Initial Purchasers on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Initial Purchasers in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Securities.  The relative fault of the Company and the Guarantors on the one hand and the Initial Purchasers on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or any Guarantor or by the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)           Limitation on Liability.  The Company, the Guarantors and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of this Section 7, in no event shall an Initial Purchaser be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Initial Purchaser with respect to the offering of the Securities exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Initial Purchasers’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f)           Non-Exclusive Remedies.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

           8.           Termination.  This Agreement may be terminated in the absolute discretion of the Representative, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) trading generally shall have been suspended or materially limited on The New York Stock Exchange or the Toronto Stock Exchange; (ii) trading of any securities issued or guaranteed by the Company or any of the Guarantors shall have been suspended on any exchange; (iii) a general moratorium on commercial banking activities shall have been declared by Canadian, U.S. federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States or Canada, that, in the judgment of the Representative, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery, of the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

           9.           Defaulting Initial Purchaser.

If, on the Closing Date, any Initial Purchaser defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Initial Purchasers may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement.  If, within 36 hours after any such default by any Initial Purchaser, the non-defaulting Initial Purchasers do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Initial Purchasers to purchase such Securities on such terms.  If other persons become obligated or agree to purchase the Securities of a defaulting Initial Purchaser, either the non-defaulting Initial Purchasers or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Initial Purchasers may be necessary in the Time of Sale Information, the Offering Memorandum or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Time of Sale Information or the Offering Memorandum that effects any such changes.  As used in this Agreement, the term “Initial Purchaser” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 9, purchases Securities that a defaulting Initial Purchaser agreed but failed to purchase.

If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Initial Purchaser to purchase the principal amount of Securities that such Initial Purchaser agreed to purchase hereunder plus such Initial Purchaser's pro rata share (based on the principal amount of Securities that such Initial Purchaser agreed to purchase hereunder) of the Securities of such defaulting Initial Purchaser or Initial Purchasers for which such arrangements have not been made.

If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Initial Purchasers.  Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of the Company or the Guarantors, except that the Company and each of the Guarantors will continue to be liable for the payment of expenses as set forth in Section 10 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

Nothing contained herein shall relieve a defaulting Initial Purchaser of any liability it may have to the Company, the Guarantors or any non-defaulting Initial Purchaser for damages caused by its default.

10.           Payment of Expenses.

Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company and each of the Guarantors jointly and severally agree to pay or cause to be paid all costs and expenses incident to the performance of their respective obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation and printing of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including any amendment or supplement thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company's and the Guarantors’ counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representative may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Initial Purchasers); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; (ix) all fees payable in connection with the filing of any Form 45-106F1 with Canadian securities regulatory authorities and (x) all expenses incurred by the Company in connection with any “road show” presentation to potential investors.

If (i) this Agreement is terminated pursuant to Section 8, (ii) the Company for any reason fails to tender the Securities for delivery to the Initial Purchasers or (iii) the Initial Purchasers decline to purchase the Securities for any reason permitted under this Agreement, the Company and each of the Guarantors jointly and severally agrees to reimburse the Initial Purchasers for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Initial Purchasers in connection with this Agreement and the offering contemplated hereby.

           11.           Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and any controlling persons referred to herein, and the affiliates, officers and directors of each Initial Purchaser referred to in Section 7 hereof.  Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.  No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor merely by reason of such purchase.

12.           Survival.  The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Guarantors and the Initial Purchasers contained in this Agreement or made by or on behalf of the Company, the Guarantors or the Initial Purchasers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, the Guarantors or the Initial Purchasers.

           13.           Certain Defined Terms.  For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City, Toronto, Ontario or Vancouver, British Columbia; (c) the term "subsidiary" has the meaning set forth in Rule 405 under the Securities Act; (d) the term “Exchange Act” means the Securities Exchange Act of 1934, as amended; (e) the term “written communication” has the meaning set forth in Rule 405 under the Securities Act; and (f) except where otherwise expressly provided, the term “dollar” and the symbol “$” refer to U.S. dollars.

           14.           Compliance with USA Patriot Act.  In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Initial Purchasers are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Initial Purchasers to properly identify their respective clients.

15.           Additional Amounts. If the compensation (including the Initial Purchasers’ commissions) or any other amounts to be received by the Initial Purchasers under this Agreement (including, without limitation, indemnification and contribution payments and reimbursable expenses), or as a result of entering into this Agreement, are subject to any present or future taxes, assessments, deductions, withholdings or charges of any nature, including interest, penalties and additions thereto, imposed or levied by or on behalf of Canada or any political subdivision thereof or taxing authority therein (“Canadian Taxes”), then the Company will pay to the Initial Purchasers, an additional amount so that the Initial Purchasers retain, after taking into consideration all such Canadian Taxes, an amount equal to the amounts owed to them as compensation or otherwise under this Agreement as if such amounts had not been subject to Canadian Taxes; provided, however, that no such additional amounts shall be payable to a particular Initial Purchaser if any such Canadian Taxes are imposed or levied by reason of such Initial Purchaser having a connection with or establishment in Canada (other than a connection resulting solely from such Initial Purchaser having executed, delivered or performed its obligations, received any amounts, or enforced its rights under this Agreement).  If any Canadian Taxes are collected by deduction or withholding, the Company will provide to the Initial Purchasers copies of documentation evidencing the transmittal to the proper authorities of the amount of Canadian Taxes deducted or withheld within 15 days after payment of such Canadian Taxes.

           16.           Miscellaneous.

(a)           Authority of the Representative.  Any action by the Initial Purchasers hereunder may be taken by J.P. Morgan Securities LLC on behalf of the Initial

Purchasers, and any such action taken by J.P. Morgan Securities LLC shall be binding upon the Initial Purchasers.

(b)           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication.  Notices to the Initial Purchasers shall be given to the Representative c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 270-1063); Attention: Tim Donahue.  Notices to the Company and the Guarantors shall be given to them at New Gold Inc., 3110-666 Burrard St., Vancouver, British Columbia, V6C 2X8, (fax: (604) 696-4110); Attention: Susan Toews.

(c)           Governing Law.  This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(d)           Submission to Jurisdiction and Attornment.  The Company and each of the Guarantors hereby submit to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company and each of the Guarantors waive any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts.  The Company and each of the Guarantors irrevocably appoint  CT Corporation System, located 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company or any such Guarantor, as the case may be, by the person serving the same to the address provided in this Section 16(d), shall be deemed in every respect effective service of process upon the Company and such Guarantor in any such suit or proceeding.  The Company and each of the Guarantors hereby represent and warrant that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process.  The Company and each of the Guarantors further agree to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.  Each of the parties hereto hereby waives any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

(e)           Judgment Currency.  The Company and each of the Guarantors, jointly and severally, agree to indemnify each Initial Purchaser against any loss incurred by such Initial Purchaser as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Initial Purchaser is able to purchase U.S. dollars with the amount of the judgment currency actually received by such Initial Purchaser. The foregoing indemnity shall constitute a separate and independent obligation of the Company and each Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(f)           Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(g)           Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(h)           Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

           If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

                                                                Very truly yours,

                                                                NEW GOLD INC.

                                                                By:   (signed) “Robert Gallagher”
                                                                     Title:

METALLICA RESOURCES INC.

By:  (signed) “Robert Gallagher”
     Title:

MINERA SAN XAVIER S.A. DE C.V.

By  (signed) “Robert Gallagher”
     Title:

PEAK GOLD LTD.

By  (signed) “Robert Gallagher”
     Title:

PEAK GOLD MINES PTY LTD

By  (signed) “Oscar Flores”
     Title: Director

By  (signed) “Bruce Kennedy”
     Title: Company Secretary

ROCKCLIFF GROUP LIMITED

By  (signed) “Robert Gallagher”
     Title:

WESTERN GOLDFIELDS INC.

By  (signed) “Robert Gallagher”
     Title:

WESTERN MESQUITE MINES, INC.

By  (signed) “Robert Gallagher”
     Title:

Accepted: November 8, 2012

J.P. MORGAN SECURITIES LLC

For itself and on behalf of the
several Initial Purchasers listed
in Schedule 1 hereto.

By (signed) “James Cherundolo”
Authorized Signatory

Schedule 1

Initial Purchaser	Principal Amount

J.P. Morgan Securities LLC	$ 202,020,000
Scotia Capital (USA) Inc.	$ 80,810,000
RBC Capital Markets, LLC	$ 50,500,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$ 40,405,000
BMO Capital Markets Corp	$ 40,405,000
CIBC World Markets Corp.	$ 40,405,000
TD Securities (USA) LLC	$ 40,405,000
UniCredit Capital Markets LLC	$ 5,050,000
Total	$ 500,000,000

Schedule 2

Guarantors

Metallica Resources Inc.
Minera San Xavier S.A. de C.V.
Peak Gold Ltd.
Peak Gold Mines Pty Ltd
Rockcliff Group Limited
Western Goldfields Inc.
Western Mesquite Mines, Inc.

Schedule 3

Subsidiaries

0786244 B.C. Limited
Calumet Mining Company
Datawave Sciences Inc.
De Re Holdings Inc.
Great Frontier Resources Inc.
Inversiones El Morro Limitada
Metallica (Barbados) Inc.
Metallica Management, Inc.
Metallica Resources Alaska, Inc.
Metallica Resources Inc.
Minera Metallica Resources Chile Ltda
Minera San Xavier S.A. de C.V.
MMM Exploraciones S.A. de C.V.
Peak Gold Asia Pacific Pty Ltd.
Peak Gold Ltd.
Peak Gold Mines Pty Ltd
Peak Mines Ltd.
Raleigh Mining International Ltd.
Rockcliff Group Limited
Servicios del Plata y Oro, S.A. de C.V.
Western Goldfields (USA) Inc.
Western Goldfields Inc.
Western Mesquite Mines, Inc.

ANNEX A

a.           Additional Time of Sale Information

1.	Term sheet containing the terms of the Securities, substantially in the form of Annex B.

ANNEX B

New Gold Inc.

Pricing Term Sheet, dated November 8, 2012
to Preliminary Offering Memorandum dated November 8, 2012
Strictly Confidential

This pricing term sheet is qualified in its entirety by reference to the Preliminary Offering Memorandum (the “Preliminary Offering Memorandum”). The information in this pricing term sheet supplements the Preliminary Offering Memorandum and updates and supersedes the information in the Preliminary Offering Memorandum to the extent it is inconsistent with the information in the Preliminary Offering Memorandum. Terms used and not defined herein have the meanings assigned in the Preliminary Offering Memorandum.

The notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S) except in transactions exempt from, or not subject to, the registration requirements of the Securities Act. Accordingly, the notes are being offered only to (1) “qualified institutional buyers” as defined in Rule 144A under the Securities Act and (2) outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

Issuer:	New Gold Inc.
Security description:	Senior Notes due 2022
Distribution:	144A/Regulation S without Registration Rights
Size:	$500,000,000
Gross proceeds:	$500,000,000
Maturity:	November 15, 2022
Coupon:	6.250%
Issue price:	100.000% of face amount.
Yield to maturity:	6.250%
Spread to Benchmark Treasury:	+462 basis points
Benchmark Treasury:	UST 1.625% due November 15, 2022
Interest Payment Dates:	November 15 and May 15, commencing May 15, 2013
Record Dates:	November 1 and May 1
Equity clawback:	Up to 35% at 106.250% prior to November 15, 2015

Optional redemption:	Make-whole call @ T+50 bps prior to November 15, 2017, then:
	On or after:	Price:
	November 15, 2017	103.125%
	November 15, 2018	102.083%
	November 15, 2019	101.042%
	November 15, 2020 and thereafter	100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest
Trade date:	November 8, 2012
Settlement:	T+3; November 14, 2012
CUSIP:	144A: 644535AF3 RegS: C62944AB6
ISIN:	144A: US644535AF36 RegS: USC62944AB64
Denominations/Multiple:	2,000 x 1,000
Ratings*:	B2/BB-

Joint Bookrunner and Global Coordinator:	J.P. Morgan
Joint Bookrunner:	Scotiabank
Co-Managers:	RBC Capital Markets BofA Merrill Lynch BMO Capital Markets CIBC TD Securities UniCredit Capital Markets

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This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these notes or the offering. Please refer to the Preliminary Offering Memorandum for a complete description.

This communication is being distributed in the United States solely to Qualified Institutional Buyers, as defined in Rule 144A under the Securities Act of 1933, as amended, and outside the United States solely to Non-U.S. persons as defined under Regulation S. In addition, the Notes may only be sold pursuant to an exemption from the prospectus requirements of applicable securities laws in each of the provinces and territories of Canada, including the Securities Act (British Columbia). See the sections entitled “Plan of distribution” and “Transfer restrictions” in the Preliminary Offering Memorandum.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANNEX C

Restrictions on Offers and Sales Outside the United States

           In connection with offers and sales of Securities outside the United States:

           (a)           Each Initial Purchaser acknowledges that the Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

           (b)           Each Initial Purchaser acknowledges that the Securities may not be offered or sold within the Canadian Jurisdictions except in accordance with registration requirements under Canadian Securities Laws or in a manner exempt from the prospectus requirements under Canadian Securities Laws in reliance on one or more exemptions from the prospectus requirements under NI 45-106 and only to such persons or entities and in such manner that, pursuant to the provisions of the Canadian Securities Laws applicable in the Canadian Jurisdictions, no prospectus or similar document need be filed with, or delivered to, any Canadian securities regulatory authorities in any Canadian Jurisdictions in connection therewith (other than, if applicable, the post-closing filing of the Final Canadian Offering Memorandum and any required reports pursuant to Canadian Securities Laws applicable in respect of the private placement of the Securities).

           (c)           Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

           (i)           Such Initial Purchaser has offered and sold the Securities, and will offer and sell the Securities, (A) as part of their distribution at any time and (B) otherwise until 40 days after the later of the commencement of the offering of the Securities and the Closing Date, only in accordance with Regulation S under the Securities Act (“Regulation S”) or Rule 144A or any other available exemption from registration under the Securities Act.

           (ii)           None of such Initial Purchaser or any of its affiliates or any other person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities, and all such persons have complied and will comply with the offering restrictions requirement of Regulation S.

           (iii)           At or prior to the confirmation of sale of any Securities sold in reliance on Regulation S, such Initial Purchaser will have sent to each distributor, dealer or other person receiving a selling concession, fee or other remuneration that purchases Securities from it during the distribution compliance period a confirmation or notice to substantially the following effect:

“The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the Securities and the date of original issuance of the Securities, except in accordance with Regulation S or Rule 144A or any other available exemption from registration under the Securities Act.  Terms used above have the meanings given to them by Regulation S.”

           (iv)           Such Initial Purchaser has not and will not enter into any contractual arrangement with any distributor with respect to the distribution of the Securities, except with its affiliates or with the prior written consent of the Company.

Terms used in paragraphs (a) and (c) and not otherwise defined in this Agreement have the meanings given to them by Regulation S.